UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 AMENDMENT NO. 1
                                       to
                                   FORM 10-SB


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
                       Under Section 12(b) or 12(g) of the
                         Securities Exchange Act of 1934


                                TRUEYOU.COM, INC.
                 (Name of Small Business Issuer in its Charter)


                    Delaware                                   13-4024017
--------------------------------------------------------------------------------
(State or other jurisdiction of incorporation or            (I.R.S. Employer
                  organization)                            Identification No.)


750 Third Avenue, Suite 1600, New York, New York                10017
--------------------------------------------------------------------------------
    (Address of Principal Executive Offices)                  (Zip code)


                                 (212) 688-2808
                           ---------------------------
                           (Issuer's Telephone Number)

           Securities to be registered under Section 12(b) of the Act:


         Title of Each Class             Name of Each Exchange on Which
         to be so Registered             Each Class is to be Registered
         -------------------             ------------------------------
                None                                  None

           Securities to be registered under Section 12(g) of the Act:

                         Common Stock, $0.001 Par Value

                                TABLE OF CONTENTS

                                     PART I

ITEM 1.   DESCRIPTION OF BUSINESS

ITEM 2.   PLAN OF OPERATION

ITEM 3.   DESCRIPTION OF PROPERTY

ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

ITEM 6.   EXECUTIVE COMPENSATION

ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

ITEM 8.   DESCRIPTION OF SECURITIES

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER STOCKHOLDER MATTERS

ITEM 2.   LEGAL PROCEEDINGS

ITEM 3.   CHANGES IN AND DISAGREEMENT WITH ACCOUNTANTS

ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES

ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS

                                    PART F/S

ITEM 1.   FINANCIAL STATEMENTS AND EXHIBITS

                                    PART III

ITEM 1.   INDEX TO EXHIBITS

                           FORWARD-LOOKING STATEMENTS

      This registration statement contains statements that constitute "forward-looking statements." These forward-looking statements can be identified by the use of predictive, future-tense or forward-looking terminology like "believes," "anticipates," "expects," "estimates," "may," "will," or similar terms. These statements appear in a number of places in this registration statement and include statements regarding our intent, belief or current expectations and those of our directors or officers with respect to, among other things:(i) trends affecting our financial condition or results of operations,
(ii) our business and growth strategies, (iii) the Internet and Internet commerce and (iv) our financing plans. You are cautioned that any forward-looking statements are not guarantees of future performance and involve significant risks and uncertainties, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors. Factors that could adversely affect actual results and performance include, among others, our limited operating history, dependence on continued growth in the use of the Internet, our unproven business model, our dependence on users of the internet, reliance on advertising revenues, potential fluctuations in quarterly operating results, security risks of transmitting information over the Internet, government regulation, technological change and competition. The accompanying information contained in this registration statement, including, without limitation, the information set forth under the heading "Risk Factors" and "Business" identifies important additional factors that could materially adversely affect actual results and performance. You are urged to carefully consider these factors. All forward-looking statements attributable to us are expressly qualified in their entirety by the foregoing cautionary statement.

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS.


      Our corporate name is Trueyou.com, Inc. We were incorporated on September 9, 1998 under the laws of the State of Delaware by our former parent company, United Network Technologies Corp. In January 1999 United Network Technologies transferred all 100 shares of our common stock held by it to United Network Marketing Services, Inc., then a wholly-owned subsidiary of United Network Technologies. Immediately after United Network Technologies transferred ownership of all of our then outstanding capital stock to United Network Marketing, United Network Technologies declared a dividend to its stockholders of all of the United Network Marketing stock held by United Network Technologies. In April 1999 we amended our certificate of incorporation in order to effect a 33,300-to-1 forward stock split. Our authorized capital stock consists of 21,000,000 shares with a par value of $0.001 per share with 20,000,000 shares being classified as common stock and the remaining 1,000,000 shares being classified as preferred stock. Immediately after this stock split was effected, United Network Marketing distributed all 3,300,000 shares of our common stock that it held to its shareholders.

      We were formed to deliver exceptional content via the internet to people worldwide in order to help them achieve their personal and professional goals as rapidly as possible. We strive to deliver training and professional self-help programs to people at a far lower cost, in terms of money and time, than conventional training methods. We generate revenues by selling advertising on our website. We believe that the individuals benefit directly from using the content by fostering their personal and professional development.

Best Steps


      We develop interactive and results-oriented programs that address the business and personal training needs of our users. We publish learning modules called BestSteps, which are short focused text messages that are educational and motivational. BestSteps are available at no cost through our website (www.trueyou.com) from any web-accessed desktop making them available any time and anywhere. BestSteps are written by best-selling expert authors from many different disciplines. They provide clear and concise information on how to achieve specific goals. A BestStep concludes with two or three ActionSteps that encourage users to immediately use what has been learned. BestSteps address topics such as increasing sales, improving productivity, and creating a balanced life. BestSteps are published exclusively through the internet and there is no physical component to our BestSteps such as books, video and/or audiotapes, or any other products.


Categories and Programs:


      We organize our BestSteps into 7 categories with 24 focused programs. The 7 categories are Selling, Success, Business, Communications, Health & Fitness, Relationships, and Serenity. These 7 categories contain over 600 BestSteps that provide various self-help information, including information on how to increase your sales, to communicating through disagreements, and to improve your personal and professional relationships. The BestSteps are also organized into focused programs containing between 10 and 100 BestSteps. These programs cover topics such as how to improve your health, your professional life and your personal relationships. The 100-Module "BestStep Master Sales Program" is delivered over a five-month period and is positioned as a daily instructional and motivational tool. To be most effective, we recommend that users of our BestSteps read each program first thing in the morning. In addition to the BestStep Master Sales Program, we have a Balanced Life Program that is designed to benefit any user independent of their profession. These programs are offered exclusively over the Internet and are not available in hard copies. We do not have any product offerings that are not distributed exclusively through the Internet.


Current Corporate Training Problems and Our Solution:

      When a company provides training using conventional methods, employees may lose anywhere from a few hours to several days of on-the-job availability. Many of these employees are highly compensated and typically hold managerial positions, compounding the "true" cost of training. In addition to simply losing work hours, other costs associated with the training session may include transportation, lodging, and meals. Apart from the financial considerations, we believe that traditional training methods are less effective for information retention than online learning. Finally, traditional training and most online programs make reviewing previous lessons a time consuming task. Overall, companies and employees may not be receiving a positive return on their training investment.


      We have eliminated some of the traditional training costs by allowing users to receive programs in concentrated short bursts anywhere and anytime the Internet is available. Our web page is designed so that the employee will only be on the Internet for a brief period of time. The BestStep concentrated format and ActionStep reinforcement can help a user retain more information.

Content Library


      Our electronic library of over 600 BestSteps is derived from materials developed by some of the world's best-known experts in the areas of professional and personal development. Brian Tracy, recognized as one of the most prolific professional and personal development authors in the world, has developed 300 BestSteps for us. According to Marketdata Enterprises, Mr. Tracy had revenues in excess of $26 million in 2003. According to its website, Nightingale-Conant, in business since 1960, is a leading distributor of personal development audio and videotapes in the United States. Nightingale-Conant has agreed to provide the content for 600 BestSteps from its top-selling authors. Some authors include Deepak Chopra who in 2003 had income in excess of $20 million and Jack Canfield who with his partner Mark Hansen had income of over $15 million. These statistics were published by Marketdata Enterprises.


Business Strategies

Strategy

      Our goal is to become the leading direct-to-desktop resource for professional and personal development by:


      o Continuing to develop our catalogue of programs from our increasing electronic library of BestSteps;


      o Building TrueYou as the leading brand name for professional and personal development.

      o Working with online search engines like Google to create and place advertisements next to our BestSteps to create revenue for the company


      o Developing other sources for acquiring high value advertisers to enhance our revenues, although we currently have no such other sources for accomplishing this goal


Business-To-Business  Model

TrueYou Professional Development Programs

      The 600 BestSteps are organized on the site by functional usage and can be searched by name, keyword and author. We have also developed Professional Development Programs. Each program contains a series of BestSteps designed specifically to address the needs of businesses and their employees. The programs contain between 10 and 100 daily BestSteps. On each day of the program, participants receive an e-mail containing a short message and a link to the day's BestStep. Each BestStep in the program can be available at a self-paced mode or the user can set up to receive the BestSteps by e-mail at intervals determined by the user.

      We believe that professional organizations and businesses obtain several benefits from using these programs, including the following:

      o     Increased sales resulting from our "BestStep Master Sales Program";

      o Increased workforce productivity. Our content providers have proven track records in increasing sales and productivity, which includes enhanced communication skills for the corporations' employees;

      o Improved employee retention for corporations by giving employees new value-added benefits;

      o Training programs utilizing innovative learning technology that delivers flexible, low cost, effective training that benefit both employees and companies. Our programs are available at no cost to employees anytime, anywhere;

      o The virtual elimination of the ancillary costs typically associated with traditional training and development, such as travel, lodging, and lost work programs; and

      o     Ability to monitor usage and receive feedback.

      We believe that employees also obtain several benefits from using these programs, including the following:

      o Increased ability to prioritize tasks, and set and create a plan to reach a specific goal;

      o     Strengthened health and wellness;

      o     Better life balance.

Business-To-Consumer Model


      Individual consumers have free access to all BestSteps and programs currently available on the site. These consumer visitors to our site can result in revenue to us if they click on the advertising links located on our site.


Marketing, Advertising And Sales

General

      We are currently selling advertising on our web-site by ads provided through Google.com. The sale of this advertising currently generates very little revenue.

Business-to-Business-Sales and Marketing Strategy


      Businesses and organizations want to improve their sales, increase employee productivity, and encourage employee satisfaction and loyalty. A model for low-cost employee training and development holds potential for becoming a key item in diverse benefits packages.

            Our marketing strategy is to:

      o Market to corporations the benefits of providing their employees with a free subscription by positioning our individual BestSteps as a self-directed, on-line, as needed training tool for all employees.

      o Position the 100-Module "BestStep Master Sales Program" as free on-going daily instructional and motivational tool to managers of sales forces.

      o Market our Balanced Life Program as an employee retention tool that enhances employees' work and personal lives to human resource departments.

      o Work with our corporate clients in order to assess their needs and to shape our programs accordingly and to prepare custom programs to suit particular employee needs.

            The sales strategy that we plan to use to reach these companies is to:


      o Partner with organizations that have access to high-level executives in large corporations, although we do not currently have any such partnerships.


      o Align with companies who sell to corporations and institutions with large internal sales forces.

      o Partner with companies that sell to Fortune 1000 companies Sales, Human Resource and Training Departments.

Competition


      There is a great deal of competition in the professional and personal development industry, however, much of this competition does not affect us as we are offering our product for free as a way of attracting visitors to our site who may generate revenues for us by clicking on advertising links located on our site. Our main competitors would be those companies who offer self-help products through the internet, either exclusively, or in conjunction with books, seminars and other non-internet product offerings.


The TrueYou Difference

            We distinguish ourselves from our competition in several ways:

      o Employee Training and Benefit - No other product serves as both a targeted skills training device and a broader employee personal development resource.

      o Compressed Capsules-Unlike our competitors, our direct-to-desktop model offers expert content in the form of BestSteps, compressed messages that capture the essence and insights of standard courses, but deliver them in short focused messages. Our Professional Development Program's learning modules are designed to avoid an interruption in the natural course of a person's life and work. Rather, they fit into the user's daily routine. They deliver rapid and continued improvement in key areas of the user's life.

      o Simplicity and Practicality-Compared to our competitors, our programs provide a simpler and more practical solution. The BestStep concept is brief and very simple. Instead of overloading many pieces of information over a prolonged period of time, BestSteps are brief and only discuss one or two concepts at a time.

      o Unlimited Access-Our platform allows for the delivery of a specific, practical BestStep, which can be used immediately and frequently throughout the day.

      o Convenience to Users-We deliver direct to the desktop. In addition, the future ability to customize programs will optimize our delivery system's convenience to users.

      o Easily Absorbed-We know of no other e-learning company that delivers its model in a format similar to that of a BestStep. Our content is easily absorbed because of its brevity, simplicity and the limited number of concepts presented at one time.


Intellectual Property

      We were issued a ten year Trademark on BESTSTEPS on April 9, 2002. All of the content on our website is copyrighted.


Employees

      We currently have three part-time employees. Our business is primarily operated by our sole officer, Alan Gelband. Mr. Gelband does not receive any compensation for his efforts at this time. In addition to Mr. Gelband, we have retained the services of a part-time bookkeeper and a part-time website developer.

Research and Development

      Over the past two years we have not conducted any research or development activities.

Governmental Regulations


      We are not aware of any local, state, or federal e-commerce regulations which we must comply with in the United States, Canada or any other country in which we will do business based upon our current or proposed operations.

      A number of legislative and regulatory proposals are being considered by federal, state, local and foreign governmental organizations that may lead to laws or regulations concerning various aspects of the Internet, including, but not limited to, online content, user privacy, taxation, access charges, liability for third-party activities and jurisdiction.


      Internet user privacy has become an issue both in the United States and abroad. Current United States privacy law consists of a few disparate statutes directed at specific industries that collect personal data, none of which specifically covers the collection of personal information online. The United States or foreign nations may adopt legislation purporting to protect such privacy. Any such action could affect the way in which we are allowed to conduct our business, especially those aspects that involve the collection or use of personal information.

Risk Factors

      You should carefully consider the risks described below, which constitute all of the material risks facing us. If any of the following risks actually occur, our business could be harmed. You should also refer to the other information about us contained in this registration statement, including our financial statements and related notes.

FINANCIAL RISKS


We have only about $86,310 in cash available to us. This is not sufficient cash to carry out our business plan. In order to effect our business plan we must raise capital or obtain loans. It will be difficult, if not impossible, for us to obtain capital or loans and the terms of any such financings will likely be less favorable than market.

      As of December 31, 2004, we had $86,310 in cash in our bank account. We currently anticipate that this cash balance will not be sufficient to meet our anticipated needs for working capital, capital expenditures and business expansion. We expect that we will continue to experience negative operating cash flow for the foreseeable future as a result of the need to make significant expenditures on advertising and infrastructure in order to implement our business plan. Accordingly, we will need to raise additional funds in a timely manner in order to fund our anticipated expansion, develop new or enhanced services or products, respond to competitive pressures or acquire complementary products, businesses or technologies.


      If additional funds are raised through the issuance of equity or convertible debt securities, the percentage ownership of our stockholders will be reduced, stockholders may experience additional dilution and the securities may have rights, preferences or privileges senior to those of our stockholders. We do not currently have any contractual restrictions on our ability to incur debt and, accordingly, we could incur significant amounts of indebtedness to finance our operations. Any indebtedness could contain covenants which would restrict our operations. There can be no assurance that additional financing will be available on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, we may not be able to fund our expansion, take advantage of acquisition opportunities, develop or enhance services or products or respond to competitive pressures.


Our auditor has expressed substantial doubt about the continuing operation of our business.

      The audit report of our independent auditor for the fiscal year ended December 31, 2004 and 2003 indicates that we have suffered recurring losses from operations and that we have a net capital deficiency that raises substantial doubt about our ability to continue as a going concern. Any amounts invested in True You would be lost if we are unable to continue to operate our business as a going concern. As shown in the financial statements, the accumulated deficit at December 31, 2004 and 2003 amounted to $3,272,505 and $3,234,686 respectively, and we experienced net losses of $37,819 and $71,297 for the year ended December 31, 2004 and 2003, respectively. We will need additional resources to finance our future operations. The continued existence of the company is principally dependent on its ability to raise this additional capital.


BUSINESS RISKS

Although we were incorporated over six years ago, our operations have been limited over that time period since we have been unable to raise sufficient capital to fully implement our business plan. Therefore, our operations have all of the risks normally associated with a start-up company.

      We were incorporated in September of 1998 and have been in the professional and personal development industry since inception. We have derived limited revenues from operations to date and expect to continue to have limited revenues in the future unless we are able to successfully expand our business and successfully implement our sales and marketing strategy. While we are in the process of implementing our sales and marketing strategy we will likely have expenses in excess of our revenues and therefore management expects to incur losses in the near term.

CONCENTRATED CONTROL RISKS

Mr. Gelband has the power to make all major decisions regarding the company without the need to get consent from any stockholder or other person. He is also the only person knowledgeable about our business, affairs and history and the loss of his services would likely result in the indefinite cessation of our operations and the complete failure of our current business plan.

      Mr. Gelband owns 66.4% of the outstanding voting stock. Although we have two directors, Mr. Bieler and Mr. Gelband, due to the fact that Mr. Gelband owns a majority of our voting stock he effectively has the power to make all t 6 0 major decisions regarding our affairs, including decisions regarding whether or not to issue stock and for what consideration, whether or not to sell all or substantially all of our assets and for what consideration and whether or not to authorize more stock for issuance or otherwise amend our charter or bylaws. He is in a position to elect all of our directors and to dictate all of our policies.

      Furthermore, since Mr. Gelband is our founder and currently our only officer, no other person affiliated with, or employed by, us has any knowledge of our day to day operations or any institutional knowledge regarding our history and past affairs. We do not currently have an employment agreement with Mr. Gelband. The loss or inability of Mr. Gelband to perform his duties would likely result in the indefinite cessation of our operations and the complete failure of our current business plan. We have no key man insurance on the life of Mr. Gelband. We anticipate the hiring of new employees in connection with the planned expansion of our business. Our future success will depend in significant part on our ability to hire and retain key technical sales and senior management personnel. Competition for such personnel is intense and there can be no assurance that we will be successful in attracting and retaining such personnel.

Mr. Gelband is involved in other business ventures and only devotes approximately 10-20% of his business time to our affairs. If, due to Mr. Gelband's other business ventures, he is unable to devote sufficient time to our business, then we will not be able to successfully implement our business plan.

      Alan Gelband is our Chief Executive Officer and the Chairman of the Board of Directors with primary responsibility for day-to-day strategic planning and financing arrangements for us. Mr. Gelband also engages in the following other business ventures for other companies that are totally unrelated to us: Alan Gelband is the principal in Gelband & Co. Inc., a NASD Registered Broker Dealer. Gelband & Company is engaged primarily in investment banking transactions including mergers & acquisitions and fund raising. Mr. Gelband is also an Honorary Director of the Association for Corporate Growth International.

      As a result of these other business ventures, Mr. Gelband only devotes approximately 10-20% of his business time to our affairs and he divides his remaining time among the affairs of the other entities described above that he is involved in. If any of these entities require substantial additional time commitments from Mr. Gelband, he may not be able to spend as much time on the business and affairs of True You, which would likely result in our inability to fulfill our business plan and ultimately in the failure of our business.


PENNY STOCK RISKS

The SEC's penny stock rules apply to us. These rules may have the effect of decreasing the liquidity of our stock and increasing the transaction cost for transactions in our stock.

      The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in "penny stocks". Penny stocks are generally securities with a price of less than $5.00 per share (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). Under these rules, broker-dealers participating in transactions in low priced securities must first deliver a risk disclosure document which describes the risks associated with such stocks, the broker-dealer's duties, the customer's rights and remedies, and certain market and other information, and make a suitability determination approving the customer for low priced stock transactions based on the customer's financial situation, investment experience and objectives. Broker-dealers must also disclose these restrictions in writing to the customer, obtain specific written consent of the customers and provide monthly account statements to the customer. With all these restrictions, the likely effect of designation as a low priced stock will be to decrease the willingness of broker-dealers to make a market for the stock, to decrease the liquidity of the stock and to increase the transaction cost of sales and purchases of such stock compared to other securities.


ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS

Overview


      We are in the business of developing, acquiring and publishing self-improvement information. We provide this information to visitors of our website for free. We seek to generate advertising revenues when visitors to our site click on advertisements that appear on our site. We receive revenues from advertisements on our site through an arrangement with Google.com.

      The total self-improvement market is estimated by Marketdata to be $8.56 billion as of 2003 and is expected to grow at 7.9% yearly through 2008. The areas of self-growth that will affect us the most are books, motivational speakers, public seminars, and audiocassettes. More than 2,300 self-help/inspirational books were published in 2003 with a sales value of $640 million. This sales figure grew from $611 million in 2000 according to Simba Information. Audiobook sales in the self-improvement area grew about 7% per year the past few years to $461 million according to Marketdata. The revenues generated from motivational speakers is estimated at $303 million from the top 12 speakers in 2003. Many of these speakers are contributors to the Trueyou.com website, including Brian Tracy who created revenues in excess of $24 million last year. Public seminars are now dominated by smaller numbers of attendees in the audience. Franklin Covey has scaled back the number of public seminars as the very large seminars require huge overhead outlays.

      Our product consists of very compact information put into an easy to understand format called "BestSteps". This provides the user with a very clear concise way to solve a self-improvement challenge or rapidly develop skills to deal with future issues. The product therefore directly affects the quality of the user's life. We believe that we can provide the same actionable information available in books and cassettes and seminars with a fraction of the expense in delivering the information at a fraction of the cost in time that the end user will spend to get this information and at no monetary charge to the user. We further believe that by making this available on the Internet and therefore omnipresent, the user has the convenience of accessing the information whenever it is convenient to the user.

      Management believes individuals are interested in increasing their productivity. Our program teaches basic skills which make the users more effective and therefore more productive. If a user spends 5 minutes/day with our programs, management believes this would be justified by the benefits they will experience.

      We are currently earning limited revenues from advertising sales. We are working with Google to place advertisers on our website and we get a percentage of the revenues generated from these advertisements. Our website is managed at the office of Robert Siegel, who serves as our Chief Technology Officer. We employ Mr. Siegel's consulting services on an as needed basis and pay him an hourly rate for his services. We believe that our comparative advantage lies in the excellence of our content, the simplicity of it's delivery, and the aggregation of this content into programs. A user can receive a BestStep every day or at other increments that they choose. During the first quarter of 2005, we have added an audio feature to most of our BestSteps. We will continue to listen to the needs of our customers to enhance our programs.

Our Primary Business Line


      We have completed the development of our website which is located at the URL www.beststeps.com and at www.trueyou.com. Through our website we provide visitors to our site with the ability to locate instruction about specific topics of interest. These instructions are called BestSteps and are provided to visitors to our website for free. Our initial market focus is on individuals interested in improving the quality of their lives. Our site offers visitors the ability to read or listen to the BestSteps. For example, the website is now offering over 600 sessions on a wide range of topics such as "Customers for Life" and "Relationships are Everything". These BestSteps offer real guidance to the user at no cost.


Economic and Industry-Wide Factors Relevant to True You


      The personal improvement and development industry is currently over $8.5 billion in the U.S. Marketdata is projecting a growth rate of 7.9% in the Self-Improvement market through 2008. We believe that this growing interest in Self-Improvement will benefit our company as more individuals will seek this type of information. With the global availability of the Internet and the opportunity for individual interactivity it creates the opportunity for unique and creative methods to educate and empower individuals to reach their personal goals. Management believes that the Internet is currently underutilized as a vehicle for providing personal improvement information.

Material Risks, Trends and Uncertainties

      Management believes that the demand for Self-Improvement information is growing. However, the part of the market that is growing most rapidly is book sales and tape sales. There is less of a trend to attend seminars. Our programs provide a seminar type experience because of their audio component. The challenge we face is attracting more corporate visitors to our site. The idea would be to have the corporation encourage its employees to visit our site to enhance the employees performance and general well being. Some companies do not like their employees to spend time on the Internet and we also will need to send the information to the corporations for their dissemination. This may make it difficult for us to gauge the number of end users that actually visit our site from any particular corporate client. Also corporations are less likely to allow us to have advertisements with our messages and this is the only way we generate revenues. We believe that we can meet these challenges by having very strong content and developing it with the corporations to anticipate as many of these problems as possible.


Our Mission

      Our mission is to be the premier personal improvement and development website on the Internet. We will accomplish this mission by creating fast, fun, and unique ways for people to achieve increased success, better health and relationships, while staying balanced in all aspects of their life. Our site provides communities organized around certain topics. The content has been written by well-known and respected individuals, such as Brian Tracy and many other Nightingale-Conant authors.

      We have obtained access to a significant amount of the available material in personal improvement through our license with Nightingale-Conant, the leading


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

publishing company in the U.S. of personal development information in an audio format. This content is from over 100 authors, each of whom is an expert in their area. In addition, we license the extensive works of Brian Tracy, a leading international lecturer in personal improvement.

      Our first product offering is a family of BestSteps which are clearly defined steps for quickly achieving professional and personal goals. The BestSteps cover corporate topics such as "The secret to becoming a Leader" and "Three Key Functions of Management." One of the distinguishing factors of BestSteps is that they are specific and short and allow an individual to achieve his goals quickly. BestSteps are developed by world class experts in their given field. They are available in written format and provide a unique and engaging learning method and the Internet provides an excellent medium for quickly and inexpensively transferring information through these methods (or steps) worldwide.

How We Earn Revenues and Income


      We earn revenues through advertising. Advertisements are put on our site by Google with whom we split revenues. The revenues split with Google occurs as a result of their providing advertisements on our site. When a visitor clicks on an advertisement or clicks through to the product or actually buys the product we share in the revenue Google receives. We have a cost structure which is primarily fixed. Therefore, as we incrementally add additional visitors to our site we will enjoy higher margins.

      We intend to expand our presence as a mass market site by building brand awareness. We believe that establishing brand awareness among consumers is instrumental in attracting new members to TrueYou.com and also has the effect of attracting media buyers who tend to favor well-known and trusted companies.

Sources of Supply, Customers and Capital

      We do not utilize any raw materials in the operation of our business. Any supplies that we utilize are standard supplies that are readily available from office products companies at competitive rates.

      We plan to obtain more customers by marketing to corporations the benefits of providing their employees with a free subscription by positioning our individual BestSteps as a self-directed, on-line, as needed training tool for all employees. We also hope to work with our corporate clients in order to assess their needs and to shape our programs accordingly and to prepare custom programs to suit particular employee needs. The sales strategy that we plan to use to reach these companies is to partner with organizations that have access to high-level executives in large corporations, although we do not currently have any such partnerships. We also plan to align with companies who sell to corporations and institutions with large internal sales forces and to partner with companies that sell to Fortune 1000 companies Sales, Human Resource and Training Departments.

      We have no commitments or arrangements for the additional capital that we will require in order to maintain and grow our business. We may seek to satisfy our future funding requirements through loans or other financings from our principal stockholders (although our principal stockholders are not in any way committed to provide such financing), offerings of securities, through loans from banks or other financial institutions, or from other sources, if any, that the Board may in the future authorize. See "Liquidity and Capital Resources" below.


Results of Operations

      The following tables set forth selected financial data as a percentage of our revenues for all periods indicated.


                                               YEARS ENDED
                                ------------------------------------------
                                December 31, 2004        December 31, 2003
                                -----------------        -----------------

                                     Amount                   Amount
                                   ----------               ----------
Revenues                           $       --               $      215
Operating Expenses                     39,974                   71,524

      Operating Loss                  (39.974)                 (71,309)
Other Income                            2,155                       12

Net (Loss)                         $  (39,819)                 (71,297)

Operating Results For December 31, 2004 Compared To 2003

      Total revenues decreased $215, or 100%, to $0 in 2004. The decrease in revenues was primarily due to suspending our sales programs.

      Operating expenses decreased $31,550 or 44% in 2004 to $39,974. The decrease in operating expenses was primarily due to:

      (a) the elimination of management fees of $20,000, and

      (b) a decrease in office and other expenses do to a decrease in business activity of $19,901

      This decrease in operating expenses was offset in part by an increase in profession fees by $9,200 due to the conversion of existing debt to equity and the sale of the convertible preferred stock.

      Net loss decreased $31,478 or 44% in 2004 due primarily to the decrease in expenses mentioned above.

Liquidity and Capital Resources

General


      We commenced operations and ceased to be a development stage company as of January 1, 2001. We incurred net losses of $39,819 and $71, 297 for the years ended December 31, 2004 and 2003, respectively. We believe that we will be able to generate operating cash flow once our business strategy is fully implemented; however, we will not be able to carry out our business and strategic plans unless we raise substantial amounts of additional capital.

      We may seek to satisfy our future funding requirements through loans or other financings from our principal stockholders (although our principal stockholders are not in any way committed to provide such financing), offerings of securities, through loans from banks or other financial institutions, or from other sources, if any, that the Board may in the future authorize. However, we do not have any specific plans and/or commitments to satisfy our future funding requirements through these means nor do we have any specific plans or commitments to raise funds through any other sources if our cash reserves prove insufficient. Additional financing may not be available when needed or on terms acceptable to us. Given our current state of development, the most likely source for us to obtain funding will be through our existing stockholders, who have provided financing for us in the past. Our existing stockholders, however, have not agreed to provide us with any future financing. Unavailability of financing may require us to delay, scale back or eliminate certain of our business strategies and would have a material adverse effect on our prospects and financial condition. There can be no assurance that we will be successful in raising sufficient capital or implementing our business strategies or that the successful implementation of our business strategies will result in sufficient revenue generation.

      As of December 31, 2004 our only internal sources of liquidity consisted of cash in the amount of $86,130. As of such date our current liabilities were $3,856. Management believes that it will require at least $60,000 to satisfy its operating and other expenses over the next twelve months. Existing funds plus operating revenues, therefore, will only be sufficient to satisfy our working capital requirements for the next twelve months. If we are unable to obtain financing from any of the sources mentioned above and we are unable to generate revenues to sustain our business before our cash runs out, then we would have to reduce our operating expenses by delaying, scaling back or eliminating certain of our business strategies as mentioned above.


Cash Flow Analysis


      For the years ended 2004 and 2003, our operating activities used $33,590 and $51,414 in cash, respectively. This change in cash flow generated from operations is primarily attributable to the decrease in net loss

      For the years ended 2004 and 2003, our financing activities provided 119,702 and $50,972 of cash, respectively.

Off Balance Sheet Arrangements

      We do not have any off balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity or capital expenditures or capital resources that is material to an investor in our securities.

Seasonality

      Although seasonality will not be a material factor affecting our business, we do believe that we may experience some seasonality in our business. The use of the Internet and TrueYou.com will likely be somewhat lower during the summer vacation and year-end holiday periods. Because Internet e-commerce and advertising is an emerging market, additional seasonal and other patterns in Internet advertising may develop as the market matures.

Inflation

      Our business, revenues and operating results are not affected in any material way by inflation.

Critical Accounting Policies

      The Securities and Exchange Commission issued Financial Reporting Release No. 60, "Cautionary Advice Regarding Disclosure About Critical Accounting Policies" suggesting that companies provide additional disclosure and commentary on their most critical accounting policies. In Financial Reporting Release No. 60, the Securities and Exchange Commission has defined the most critical accounting policies as the ones that are most important to the portrayal of a company's financial condition and operating results, and require management to make its most difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. Based on this definition, we have identified the following significant policies as critical to the understanding of our financial statements.

      o The cost of our computer equipment is depreciated over the estimated useful life. Depreciation is computed using the straight-line method. For computer equipment the useful lives for computing depreciation is 5 years. Maintenance and repairs are charged to operations when incurred. Betterments and renewals are capitalized.

      o The Company expects to derive its revenue principally from enrollment fees charged for each individual participant in the Company's learning program. Revenue is recognized in accordance with Software Revenue Recognition (SOP 97-2), as amended by SOP 98-9, which permit revenue recognition when (1) persuasive evidence of an arrangement exists, (2) delivery of the product has occurred and no significant company obligations with regard to services remain, (3) the fee is fixed or determinable, and (4) collectibility is probable.

      o Several areas require significant management estimates relating to uncertainties for which it is reasonably possible that there will be a material change in the near term. The more significant areas requiring the use of management estimates related to valuation of equipment, website development costs, website licensed content, accrued liabilities, stock options and the useful lives for amortization and depreciation.

      o The Company accounts for website development costs in accordance with the AICPA's Statement of Position ("SOP 98-1"), "Accounting for the Costs of Computer Software Development or Obtained for Internal Use," under which computer software costs that are incurred in the preliminary project stage should be expensed as incurred. Once the capitalization criteria of SOP 98-1 have been met, external direct costs of materials and services consumed in developing or obtaining internal-use computer software, payroll and payroll-related costs for employees who are directly associated with and who devote time to the internal-use computer software project (to the extent of the time spent directly on the project), and interest costs incurred when developing computer software for internal use are capitalized.

      o Website content is recorded at cost and is being amortized over its estimated useful lives ranging from three to seven years.

ITEM 3.  DESCRIPTION OF PROPERTY.


      We do not own any real property. We sublease our executive offices from Alan Gelband Company Inc., whose principal Alan Gelband is the CEO of Trueyou.com. Alan Gelband Company has provided us free rent through the end of 2005. This space is located at 750 Third Avenue, New York, New York. The space consists of approximately 200 square feet of office space, a secretarial station and the shared use of conference rooms when necessary. The Chief Technology Officer provides us with approximately 400 square feet of home-office space located at 401 4th Street, Brooklyn, New York. The Chief Technology Officer is part-time and also services other clients at that location.


ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

      The following table sets forth each person known by us to be the beneficial owner of five percent or more of our common stock, all directors individually and all directors and officers as a group. Each person named below has sole voting and investment power with respect to the shares shown unless otherwise indicated.

Name and Address of                         Amount of Benefical      Percentage
Beneficial Owner                                Ownership(5)         of Class(4)

Alan Gelband                                    9,942,860(1)           66.4%
750 Third Avenue
Suite 1600
New York, NY  10017

Mark Bieler                                     1,200,000(2)            8.0%
2 Black Walnut Road
Scarsdale, NY 10583


Eric Ryan                                         846,567(3)            5.65%
7 Whitman Drive
Chatham, New Jersey 07928


All executive officers and directors as a      11,142,860               74.4%
group (2 persons)

      (1) Includes 6,400,200 shares held directly by Mr. Gelband, 20,000 shares held by Mr. Gelband in trust for his son Aaron Gelband and 20,000 shares held in trust for his son Alex Gelband; 1,000 shares of the Series A Preferred stock which is convertible into 1,000,000 shares of the common stock and 2,502,660 of the common stock owned by Alan Gelband Company Defined Contribution Pension Plan and Trust of which Alan Gelband is the beneficiary.

      (2) Consists of 200,000 shares held directly by Mr. Bieler and 1,000 shares of a Convertible Preferred, convertible into 1,000,000 shares of Trueyou.com.


      (3) Mr. Ryan is not an officer or director.

      (4) There are outstanding 12,970,515 common shares and preferred stock which is convertible into 2,000,000 shares of common stock.

      (5) The amounts included in this column do not include shares that the listed beneficial owner has the right to acquire within sixty days from options, warrants, rights, conversion privileges, or similar obligations as none of the listed beneficial owners have any such rights.

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

      Set forth below are the names of our directors and officers, their ages, all positions and offices that they hold with us, the period during which they have served as such, and their business experience during at least the last five years.

Name                   Age       Positions Held                                Experience
Alan Gelband            60       Chairman, CEO and     In addition to his positions with True You, Mr. Gelband is
                                 Treasurer since       currently (and has been since 1983) the President and founder
                                 inception             of Alan Gelband Company, an investment banking firm (see
                                                       www.gelband.com), where he completed over 85 transactions in a twenty-year career.  He also has been an angel investor in several startup companies and involved in the development of emerging growth companies and mergers and acquisitions.  He has served as the President of the Association for Corporate
                                                       Growth International, which has over 8,300 members and 46
                                                       chapters. The organization honored Mr. Gelband by selecting him as a lifetime Honorary Director.  Mr. Gelband devotes
                                                       only approximately 10% of his business time to the affairs of
                                                       True You.  Mr. Gelband is also the Founder and President of
                                                       Gelband & Co., Inc., a member of the NASD since 1993.


Mark Bieler             59       Director since        During the past 5 years Mr.  Bieler  has  served as  President
                                 June 2000             of Mark Bieler  Associates,  Inc., a consulting  firm advising top management of private and public sector organizations on strategic human resources and organization development issues.


      There are no agreements or understandings for Mr. Gelband or Mr. Bieler to resign at the request of another person and neither Mr. Gelband nor Mr. Bieler is acting on behalf of nor will either of them act at the direction of any other person.


      Mr. Gelband has been our director, Chief Executive Officer and Treasurer since inception. Directors are elected until their successors are duly elected and qualified. Mr. Gelband has not been reelected to this position by our stockholders since inception.

Audit Committee and Audit Committee Financial Expert

      We do not currently have an audit committee financial expert, nor do we have an audit committee. Our entire board of directors, which currently consists of Mr. Gelband and Mr. Bieler, handles the functions that would otherwise be handled by an audit committee. We do not currently have the capital resources to pay director fees to a qualified independent expert who would be willing to serve on our board and who would be willing to act as an audit committee financial expert. As our business expands and as we appoint others to our board of directors we expect that we will seek a qualified independent expert to become a member of our board of directors. Before retaining any such expert our board would make a determination as to whether such person is independent.

Code of Ethics

      On March 23, 2004, our board of directors adopted a code of ethics that our principal financial officer, principal accounting officer or controller and any person who may perform similar functions is subject to. Currently Mr. Gelband is our only officer and one of two directors, therefore, he is the only person subject to the Code of Ethics. If we retain additional officers in the future to act as our principal financial officer, principal accounting officer, controller or persons serving similar functions, they would become subject to the Code of Ethics. The Code of Ethics does not indicate the consequences of a breach of the code. If there is a breach, the board of directors would review the facts and circumstances surrounding the breach and take action that it deems appropriate, which action may include dismissal of the employee who breached the code. Currently, since Mr. Gelband serves as a director and is the sole officer and a controlling stockholder he is largely responsible for reviewing his own conduct under the Code of Ethics and determining what action to take in the event of his own breach of the Code of Ethics. A copy of the code of ethics appears as Exhibit 10.4 to this registration statement.

ITEM 6.  EXECUTIVE COMPENSATION.

      The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to our Chairman and Chief Executive Officer, Alan Gelband. Mr. Gelband is currently our only officer.

                                      Annual Compensation        Long-Term Compensation
                                 ----------------------------   ------------------------
                                                                Awards                    Payouts
                                                                ------                    -------
                                                     Other                  Securities             All
                                                     Annual     Restricted  Underlying             Other
Name                                                 Comp-      Stock       Options/      LTIP     Compen-
And Principal                    Salary     Bonus    ensation   Awards      SARs          Payouts  sation
Position               Year      ($)        ($)      ($)        ($)         (#)           ($)      ($)
Alan Gelband           2004      $0
Chairman and CEO       2003      $20,000
                       2002      $120,000

Compensation of Directors

      All directors are reimbursed for out-of-pocket expenses in connection with attendance at board of director's and/or committee meetings.

Employment Agreements

      On June 1, 1999 we entered into a consulting agreement with Alan Gelband. Pursuant to this Agreement, Mr. Gelband was retained as an independent contractor to provide executive management consulting services to us. He was responsible under the agreement for our day to day operations, arranging new financing from institutional and corporate investors, and implementing a full sales staff to sell our products and services. In consideration for these services we were obligated to pay Mr. Gelband $10,000 per calendar month. This agreement terminated by its terms on February 28, 2003. Since the termination of our Agreement with Mr. Gelband, he continues to operate as CEO without any salary or consulting fees. To date, we have not paid Mr. Gelband any of the cash compensation owed to him under the foregoing arrangement which amounted to $415,000 as of February 28, 2003 due to our lack of capital. In July 2004, Mr. Gelband converted all fees owed to him into 4,150,000 shares of common stock.

Stock and Benefit Plans

      No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by True You for the benefit of its officers, directors, employees or consultants.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

      On June 1, 1999 we entered into a consulting agreement with Alan Gelband, our Chief Executive Officer. Pursuant to the agreement, Mr. Gelband provides us with general management services for a fee of $10,000 per month. This agreement terminated on February 28, 2003, at which time Mr. Gelband converted the $415,000 consulting fee due him into 4,150,000 shares of the common stock.

      Our office is provided free of charge by Alan Gelband Co. Inc., an investment banking firm controlled by Mr. Gelband our CEO.


      We were indebted to The Alan Gelband Company Defined Contribution Pension Plan & Trust in the amount of $250,266. This consisted of a $220,000 loan made to the company on February 14, 2003 and accrued interest through July 2004 of $30,266. In July 2004 we converted this debt into 2,502,660 shares of commons stock.


      During 2004 Alan Gelband, individually made three separate loans to us. These loans, together with interest accrued thereon, were in the aggregate amount of $5,870 as of July 2004. Alan Gelband converted this debt into 58,700 shares of common stock in July 2004.

      Also in July 2004, Alan Gelband Company Defined Contribution Pension Plan and Trust and Mark Bieler each purchased for $50,000, 1,000 shares of our Series A Convertible Preferred stock. Each share of the preferred is convertible into 1,000 shares of common stock.

ITEM 8.  DESCRIPTION OF SECURITIES.

      Our authorized capital stock consists of 20,000,000 shares of common stock, par value $.001 per share, of which there are 12,970,518 issued and outstanding and 1,000,000 shares of preferred stock, par value $.001 per share, of which 2,000 shares of the Series A Convertible Preferred are issued and outstanding. Each share of the preferred is convertible into 1,000 shares of the common stock. The following statements relating to the capital stock set forth the material terms of these securities; however, reference is made to the more detailed provisions of, and these statements are qualified in their entirety by reference to, our Certificate of Incorporation and Bylaws, copies of which are filed as exhibits to this registration statement.

Common Stock

      Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common stock do not have cumulative voting rights. Holders of common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefore. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities and preferential payments, if any, to holders of preferred stock.

      Holders of common stock have no preemptive rights to purchase our common stock. There are no conversion or redemption rights or sinking fund provisions with respect to our common stock.

Preferred Stock

      The Board of Directors is authorized to provide for the issuance of shares of preferred stock in series and, by filing a certificate pursuant to the applicable law of Delaware, to establish from time to time the number of shares to be included in each of these series, and to fix the designation, powers, preferences and rights of the shares of each of these series and the qualifications, limitations or restrictions applicable to each series without any further vote or action by the stockholders. Any shares of preferred stock so issued would have priority over the common stock with respect to dividend or liquidation rights. Any future issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of True You without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock.


      At present, there are outstanding 2,000 shares of the Series A Convertible Preferred and there are 5,000 shares of Series A Convertible Preferred Stock authorized. Each share of the Series A Convertible Preferred is convertible into 1,000 shares of the common stock and is entitled to a number of votes equal to the number of shares of common stock into which it may be converted (i.e., 1,000 votes per share). The Series A Convertible Preferred Stock is entitled to a $50 liquidation preference per share in the event of a liquidation of the company. This means that in the event of a liquidation, holders of Series A Convertible Preferred Stock would get $50 per share before any amounts are distributed to the common stockholders. If, after the preferred stockholders receive the $50 per share distribution, any amount is left over for distribution to the common stockholders, then such left over amount would be shared on an as converted basis among the common stockholders and the holders of the Series A Convertible Preferred Stock. There are no redemption, sinking fund, and other material provisions relating to the Series A Convertible Preferred Stock.


      The issuance of shares of preferred stock, or the issuance of rights to purchase shares of preferred stock, could be used to discourage an unsolicited acquisition proposal. For instance, the issuance of a series of preferred stock might impede a business combination by including class voting rights that would enable the holder to block a business combination transaction, or facilitate a business combination by including voting rights that would provide a required percentage vote of the stockholders. In addition, the issuance of preferred stock could adversely affect the voting power of the holders of the common stock. Although the Board of Directors is required to make any determination to issue such stock based on its judgment as to the best interests of our stockholders, the Board of Directors could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then market price of such stock. The Board of Directors does not at present intend to seek stockholder approval prior to any issuance of currently authorized stock, unless otherwise required by law or applicable stock exchange rules. We have no present plans to issue any preferred stock.

Dividends

      Dividends, if any, will be contingent upon our revenues and earnings, if any, capital requirements and financial conditions. The payment of dividends, if any, will be within the discretion of our Board of Directors. We presently intend to retain all earnings, if any, for use in its business operations and accordingly, the Board of Directors does not anticipate declaring any dividends for the foreseeable future.

Trading of Securities in Secondary Market

      The National Securities Market Improvement Act of 1996 limited the authority of states to impose restrictions upon sales of securities made pursuant to Sections 4(1) and 4(3) of the Securities Act of companies which file reports under Sections 13 or 15(d) of the Exchange Act. Upon effectiveness of this registration statement, we will be required to, and will, file reports under Section 13 of the Exchange Act. As a result, sales of our common stock in the secondary market by the holders common stock may then be made pursuant to
Section 4(1) of the Securities Act (sales other than by an issuer, underwriter or broker) without qualification under state securities acts.


      Management will attempt to cause our common stock to trade on the Over-the-Counter Bulletin Board or in the "pink sheets".


      To have its securities quoted on the OTC Bulletin Board a company must:

      (i) be a company that reports its current financial information to the Securities and Exchange Commission, banking regulators or insurance regulators; and

      (ii) have at least one market maker who completes and files a Form 211 with NASD Regulation, Inc.


      To have its securities quoted on the pink sheets a company need not be a company that reports its current financial information to the Securities and Exchange Commission, banking regulators or insurance regulators. A company is only required to have a market maker complete and file a Form 211 with NASD Regulation, Inc.


      The OTC Bulletin Board is a dealer-driven quotation service. Unlike the NASDAQ Stock Market, companies cannot directly apply to be quoted on the OTC Bulletin Board, only market makers can initiate quotes, and quoted companies do not have to meet any quantitative financial requirements. Any equity security of a reporting company not listed on the NASDAQ Stock Market or on a national securities exchange is eligible.


      We are currently eligible to have our securities quoted on the pink sheets by a market maker who files the requisite Form 211 with NASD Regulation, Inc. and completes the Form 211 review process. We will become eligible to have our securities quoted on the OTC Bulletin Board once this Registration Statement becomes effective and we thereby become a public reporting company, subject to having a market maker file a Form 211 with NASD Regulation, Inc. and complete the Form 211 review process.

Transfer Agent

      American Registrar and Transfer Company, Salt Lake City, Utah. currently acts as our transfer agent and registrar.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER STOCKHOLDER MATTERS.

Market Price.

      There is no trading market for our common stock at present and there has been no trading market to date. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue.

      The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a "penny stock," for purposes relevant to us, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to specified exceptions. For any transaction involving a penny stock, unless exempt, the rules require:

      * that a broker or dealer approve a person's account for transactions in penny stocks and

      * the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

      In order to approve a person's account for transactions in penny stocks, the broker or dealer must

      * obtain financial information and investment experience and objectives of the person; and

      * make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

      The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, specifies

      * the basis on which the broker or dealer made the suitability determination; and

      * that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions.

      Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

Holders.

      We have issued an aggregate of 12,970,518 shares of our common stock to 377 people. The issued and outstanding shares of our common stock were issued in accordance with the exemptions from registration afforded by Section 4(2) of the Securities Act of 1933 and Regulation D promulgated under the Securities Act. In addition, we have outstanding 2,000 shares of our Series A Convertible Preferred Stock which is convertible into an additional 2,000,000 shares of the common stock. Our preferred stock was issued in accordance with the exemption from registration afforded by Section 4(2) of the Securities Act of 1933.

Dividends.

      We have not paid any dividends to date, and has no plans to do so in the immediate future.

Securities Authorized For Issuance under Equity Compensation Plans

      We do not have any equity compensation plans and no shares of our capital stock are reserved for issuance pursuant to any equity compensation arrangement. None of the shares of our common stock is subject to outstanding options or warrants.

Status of Outstanding Common Stock


      Management believes that all of the outstanding common stock of True You may be sold pursuant to the resale exemption provided by Rule 144(k) under the Securities Act other than the shares held by Messrs. Gelband and Bieler, which are control shares held by an affiliate and, therefore, may not be transferred pursuant to Rule 144(k). Management believes that all such outstanding shares (other than the aforementioned control shares) are eligible for resale under Rule 144(k) because all of such shares were issued and the full purchase price for such shares was received by us more than two years ago and none of the holders of the shares are affiliates of True You.


ITEM 2.  LEGAL PROCEEDINGS.

         There is no pending litigation by or against us.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

         None.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

      During the period from January 1, 2002 through March 31, 2002, we issued $120,000 of Bridge Notes to 9 accredited investors in a transaction exempt from the registration requirements of the Securities Act under the exemption provided by Section 4(2) thereof. As of June 30, 2004, $151,176 in principal and accrued interest was outstanding under these notes. These note holders converted this debt into 1,511,760 shares of common stock at such time. In issuing such shares of common stock, we relied upon the exemption provided by Section 3(a)(9) of the Securities Act.

      On February 14, 2003 The Alan Gelband Company Defined Contribution Pension Plan & Trust made a loan of $220,000 to us with interest at a rate of 10% per annum. As of June 30, 2004 the principal amount of this note with accrued interest was $250,266. This debt was converted into 2,502,660 shares of common stock at such time. In issuing such shares of common stock, we relied upon the exemption provided by Section 3(a)(9) of the Securities Act.

      During 2004 Alan Gelband, individually made three separate loans to us in the aggregate principal amount of $5,254 with interet at 10%. As of June 30, 2004 the aggregate principal amount plus accrued interest due under the three notes was $5,870. Alan Gelband converted this debt into 58,700 shares of common stock at such time. In issuing such shares of common stock, we relied upon the exemption provided by Section 3(a)(9) of the Securities Act.

      On July 1, 2004 Alan Gelband Company Defined Contribution Pension Plan and Trust purchased for $50,000 1,000 shares of the Series A Convertible Preferred stock convertible into 1,000,000 shares of Common Stock. We issued these shares in a transaction exempt from the registration requirements of the Securities Act under the exemption provided by Section 4(2) thereof.

      On July 1, 2004 Mark Bieler purchased for $50,000 1,000 shares of the Series A Convertible Preferred stock convertible into 1,000,000 shares of Common Stock. We issued these shares in a transaction exempt from the registration requirements of the Securities Act under the exemption provided by Section 4(2) thereof.

      Where indicated above that we relied on Section 4(2) of the Act, then (a) the issuance was an isolated private transaction by us which did not involve a public offering; (b) there was a limited number of offerees; (c) there were no subsequent or contemporaneous public offerings of the stock; (d) the stock was not broken down into smaller denominations; and (e) the negotiations for the sale of the stock took place directly between the offerees and us.

      Where indicated above that we relied on Section 3(a)(9), then (a) the exchange involved only securities issued by us, (b) the security holder receiving the our security in the exchange was not asked to part with anything of value besides the outstanding security being exchanged, (c) the exchange was offered exclusively to the our existing security holders, (d) we did not pay any compensation for the solicitation of the exchange.

      No underwriter, placement agent or finder was utilized and no commissions were paid in connection with any of the private placements described above. In each case described above, the securities were sold by an officer of the company who did not receive any commission or other remuneration for selling such securities.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

      Section 145 of the General Corporation Law of the State of Delaware provides that a certificate of incorporation may contain a provision eliminating the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders,
(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 (relating to liability for unauthorized acquisitions or redemptions of, or dividends on, capital stock) of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derived an improper personal benefit.

      Our certificate of incorporation provides that no director shall have any personal liability to us or to any of our stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that this provision eliminating personal liability of a director shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to us or our stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under ss.174 of the General Corporation Law of Delaware, or (iv) for any transaction from which the director derived an improper personal benefit.

      Our certificate of incorporation and bylaws also provide that we may indemnify, to the fullest extent permitted by law, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he is or was our director or officer, or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), liability, loss, judgment, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner reasonably believed to be in or not opposed to our best interests, and, with respect to any criminal action or proceedings, had no reasonable cause to believe his conduct was unlawful. The termination of any action, upon a plea of nolo contendere or equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to our best interests, and, with respect of any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

      In the case of actions by or in the right of True You, we are required to indemnify any director or officer and may indemnify any other person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was our director, officer, employee, or agent, or is or was serving at our request as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to our best interests and except that no indemnification shall be made in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable to us unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the Court of Chancery or such other court shall deem proper.

      Our bylaws also require expenses incurred in defending a civil or criminal action, suit, or proceeding to be paid by us in advance of the final disposition of the action, suit, or proceeding upon receipt of an undertaking by or on behalf of the director, officer, employee, or agent to repay the amount advanced if it shall ultimately be determined that he is not entitled to be indemnified by us under the bylaws.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities is asserted by one of our directors, officers, or controlling persons in connection with the securities being registered, we will, unless in the opinion of our legal counsel the matter has been settled by controlling precedent, submit the question of whether such indemnification is against public policy to court of appropriate jurisdiction. We will then be governed by the court's decision.

                                    PART F/S

FINANCIAL STATEMENTS.


      Set forth below are the audited financial statements for True You for the fiscal years ended December 31, 2004 and 2003. These financial statements are attached to this report and filed as a part of this report.

TrueYou.Com Inc.

                              FINANCIAL STATEMENTS

                                December 31, 2004






Dated:  January 28, 2005

TRUEYOU.COM INC.

                        INDEX TO THE FINANCIAL STATEMENTS


                                                                     Page No.
                                                                     --------

INDEPENDENT AUDITORS' REPORT                                            2

FINANCIAL STATEMENTS:

     BALANCE SHEETS                                                     3

     STATEMENTS OF OPERATIONS                                           4

     STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY                      5

     STATEMENTS OF CASH FLOWS                                           6

     NOTES TO THE FINANCIAL STATEMENTS                                  7

Board of Directors
TrueYou.Com Inc.
New York, N.Y.

                          INDEPENDENT AUDITORS' REPORT

We have audited the accompanying balance sheets of TrueYou.Com Inc. as of December 31, 2004 and 2003 and the related statements of operations, changes in stockholders' equity (deficit) and cash flows for the years ended December 31, 2004 and 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TrueYou.com Inc. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficit that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ Livingston, Watchtell & Co., LLP
------------------------------------
New York, New York
January 28, 2005

TRUEYOU.COM INC.


                                 BALANCE SHEETS

                                                                   Year Ended December 31,
                                                                   -----------------------
                                                                   2 0 0 4         2 0 0 3
                                                                   -------         -------
                                     ASSETS
                                     ------

Current assets:
     Cash and cash equivalents                                   $     86,130    $         20
     Other current assets                                                   2              --
                                                                 ------------    ------------

         Total current assets                                          86,132              20

Computer equipment, net                                                   518           6,724

Other assets, net                                                       1,038           1,955
                                                                 ------------    ------------

            Total assets                                         $     87,688    $      8,699
                                                                 ============    ============

                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------

Current liabilities:
     Accounts payable and accrued liabilities                    $      3,856    $      6,750
     Due to related party                                                  --         415,000
     Subordinated note payable                                             --         387,610
                                                                 ------------    ------------

         Total current liabilities                                      3,856         809,360

Stockholders' equity (deficiency):
         Preferred stock - $.001 par value;
               No dividend required
               1,000,000 shares authorized;
               issued and outstanding - 2,000 shares                        2              --
         Common stock - $.001 par value; authorized
               20,000,000 shares; issued and
               outstanding:
               12,970,515 shares                                       12,970           4,747
      Treasury stock - at cost, common stock, 3,000 shares                 (3)             (3)
      Additional paid-in-capital                                    3,343,368       2,429,281
      Deficit                                                      (3,272,505)     (3,234,686)
                                                                 ------------    ------------

          Total stockholders' equity (deficit)                         83,832        (800,661)
                                                                 ------------    ------------

          Total liabilities and stockholders' equity (deficit)   $     87,688    $      8,699
                                                                 ============    ============


   The accompanying notes are an integral part of these financial statements.

TRUEYOU.COM INC.

                            STATEMENTS OF OPERATIONS


                                                      Year Ended December 31,
                                                   ----------------------------
                                                      2 0 0 4        2 0 0 3
                                                   ------------    ------------

Revenues                                           $         --    $        215
                                                   ------------    ------------

Operating expenses:

     Professional and consulting fees                    10,342           1,142
     Management fees - related party                         --          20,000
     Office and other expenses                           22,509          42,410
     Depreciation and amortization                        7,123           7,960
                                                   ------------    ------------

Total operating expenses                                 39,974          71,512
                                                   ------------    ------------

Operating loss                                          (39,974)        (71,297)

Other income                                              2,155              --
                                                   ------------    ------------

       Net loss                                    $    (37,819)   $    (71,297)
                                                   ============    ============

Basic net loss per share                           $          *    $       (.02)
                                                   ============    ============

Basic average number of shares outstanding            8,870,219       4,747,393
                                                   ============    ============
*Amount is less than $.01


   The accompanying notes are an integral part of these financial statements.

TRUEYOU.COM INC.


             STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

                 FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

                                      Preferred Stock                Common Stock                  Treasury Stock
                                      $.001 Par Value               $.001 Par Value               $.001 Par Value
                               ---------------------------   ---------------------------   ----------------------------
                                 Number                        Number                        Number
                                of Shares        Amount       of Shares        Amount       of Shares         Amount
                               ------------   ------------   ------------   ------------   ------------    ------------
Balance at December 31, 2002             --   $         --      4,747,393   $      4,747             --    $         --

     Treasury stock
       received                          --             --             --             --         (3,000)             (3)

Net loss for the year ended
  December 31, 2003                      --             --             --             --             --              --
                               ------------   ------------   ------------   ------------   ------------    ------------

Balance at December 31, 2003             --             --      4,747,393   $      4,747         (3,000)             (3)

Preferred stock issued                2,000              2             --             --             --              --

Conversion of debt to
  common stock                           --             --      8,223,122          8,223             --              --
Net loss for the year ended
  December 31, 2004                      --             --             --             --             --              --
                               ------------   ------------   ------------   ------------   ------------    ------------

 Balance at December 31, 2004         2,000   $          2     12,970,515   $     12,970         (3,000)   $         (3)
                               ============   ============   ============   ============   ============    ============

                               Additional
                                 Paid-in
                                 Capital         Deficit         Total
                               ------------   ------------    ------------
Balance at December 31, 2002   $  2,429,281   $ (3,163,389)   $   (729,361)

     Treasury stock
       received                          --             --              (3)

Net loss for the year ended
  December 31, 2003                      --        (71,297)        (71,297)
                               ------------   ------------    ------------

Balance at December 31, 2003   $  2,429,281     (3,234,686)   $   (800,661)

Preferred stock issued               99,998             --         100,000

Conversion of debt to
  common stock                      814,089             --         822,312
Net loss for the year ended
  December 31, 2004                      --        (37,819)        (37,819)
                               ------------   ------------    ------------

 Balance at December 31, 2004  $  3,343,368   $ (3,272,505)   $     83,832
                               ============   ============    ============

   The accompanying notes are an integral part of these financial statements.

TRUEYOU.COM INC.


                            STATEMENTS OF CASH FLOWS

                                                                                       Year Ended December 31,
                                                                                    ----------------------------
                                                                                       2 0 0 4         2 0 0 3
                                                                                    ------------    ------------
Cash flows from operating activities:
     Net loss                                                                       $    (37,819)   $    (71,297)
     Adjustment to reconcile net income to net cash used in operating activities:
              Depreciation and amortization                                                7,123           7,960
              Changes in operating assets and liabilities:
              Accounts payable and accrued liabilities                                    (2,894)         (8,077)
              Due to related company                                                          --          20,000
                                                                                    ------------    ------------

                           Net cash used in operating activities                         (33,590)        (51,414)
                                                                                    ------------    ------------

Cash flows from investing activities:
     Other investments                                                                        (2)             --
                                                                                    ------------    ------------

                           Net cash used in investing activities                              (2)             --
                                                                                    ------------    ------------

Cash flows from financing activities:
     Due to related party                                                                 19,702              --
     Preferred stock issued                                                              100,000              --
     Notes payable bank                                                                       --        (200,635)
     Subordinated notes payable                                                               --         251,610
     Treasury stock received                                                                  --              (3)
                                                                                    ------------    ------------

                           Net cash provided by financing activities                     119,702          50,972
                                                                                    ------------    ------------

Net decrease in cash and cash equivalents                                                 86,110            (442)

Cash and cash equivalents - beginning of year                                                 20             462
                                                                                    ------------    ------------

Cash and cash equivalents - end of year                                             $     86,130    $         20
                                                                                    ============    ============


Supplemental disclosures of cash flow information:
     Cash paid for interest                                                         $     19,702    $      1,237
                                                                                    ============    ============


Supplemental disclosures of non-cash financing activity:
     Conversion of debt to equity                                                   $    822,312    $      1,237
                                                                                    ============    ============

   The accompanying notes are an integral part of these financial statements.

TRUEYOU.COM INC.

                        NOTES TO THE FINANCIAL STATEMENTS

1.    ORGANIZATION AND NATURE OF OPERATIONS

      TrueYou.com Inc. (the "Company") was organized on September 9, 1998 under the laws of the State of Delaware by its former parent, United Network Technologies Corp. ("United Network Technologies"). In January 1999, United Network Technologies transferred all 100 shares of its common stock, in the Company, to United Network Marketing Services, Inc. ("United Network Marketing"), then a wholly-owned subsidiary of United Network Technologies. Immediately after United Network Technologies transferred ownership of all of the Company's then outstanding capital stock to United Network Marketing, United Network Technologies declared a dividend to its stockholders of all of the United Network Marketing stock, held by United Network Technologies.

      In April 1999, the Company effected a 33,300-to-1 stock split and amended its certificate of incorporation to increase the Company's authorized capital stock to 21,000,000, $.001 par value shares including 20,000,000 common shares and 1,000,000 preferred shares, no dividend requirement. Immediately thereafter, United Network Marketing distributed all 3,330,000 shares it owned in the Company to its stockholders rendering the Company a stand alone business.

      The Company is a developer of web-based, direct-to-direct personal potential and professional development programs designed for businesses. The Company's product offerings, which consist of sales productivity, work-life balance and employee retention programs are designed to be delivered via the Internet or corporate intranet in the form of three to five minute Best Steps Learning Modules. Such products are intended for sale principally to large and middle market companies. The Company's website went "live" on the Internet in October 1999.


      RESULTS OF OPERATIONS


      In August 1999, the Company sold 355,201 shares of its common stock at a price per share of $1.50 for aggregate gross proceeds to the Company of $532,802. The proceeds of this offering were used to build the Company's website, fund operations and commence a marketing and sales program.

      In June 2000, the Company completed a private placement of 389,503 shares of its common stock for gross proceeds of approximately $1,168,509. The proceeds of the offering were principally used to fund the Company's operations during its development stage.

      As of January 1, 2001, the Company began operations and was no longer in its development stage. Management is currently in the process of executing the business model described above and believes that the Company will generate operating cash flow once its business strategy is fully implemented, however, substantial funding is still required in order to execute the business plan. In addition, there can be no assurance that management will be successful in implementing its business plan or that the successful implementation of the business plan will actually improve, the Company's operating results.

TRUEYOU.COM INC.

                        NOTES TO THE FINANCIAL STATEMENTS


1.    ORGANIZATION AND NATURE OF OPERATIONS (Continued)

      RESULTS OF OPERATIONS


      In March 2001, the Company completed a private placement of approximately 340,000 shares of its common stock for gross proceeds of approximately $85,000.

      On July 1, 2004, the Company issued 8,223,122 shares of its common stock to various stockholders (including 6,711,360 issued to the Company's CEO, or entities controlled by him) in settlement of outstanding debt, including accrued interest, of $822,312, due as of June 30, 2004.

      On July 1, 2004, management proposed and the board of directors approved the establishment of a new series of convertible preferred stock consisting of 5,000 shares designated as Series A Preferred Stock; $.001 par value per share. Each share of Series A Preferred stock is convertible, subject to certain restrictions, into 1,000 shares of common stock at the price of $.05 per share. No dividends are required to be paid on the Series A Preferred Stock.

      On July 1, 2004, the Company sold 2,000 shares of its Series A Preferred stock to the CEO and another director (1,000 shares each), for total cash consideration of $100,000 or $50 per share.


      GOING CONCERN


      As shown in the financial statements, the accumulated deficit at December 31, 2004 and 2003 amounted to $3,272,505 and $3,234,686, respectively, and the Company experienced net losses of $37,819 and $71,297 for the years ended December 31, 2004 and 2003, respectively. The Company will need additional resources to finance its future operations. It is the current management's intention to support the Company as necessary for at least 12 months. The continued existence of the Company is principally dependent on its ability to raise additional capital through the year ended December 31, 2005.


      The accompanying financial statements do not include any adjustments that might result from the eventual outcome of the uncertainty described above.


      CONTROL BY PRINCIPAL STOCKHOLDERS

      The directors, executive officers and their affiliates or related parties, own beneficially and in the aggregate, the majority of the voting power of the outstanding shares of the common stock of the Company. Accordingly, the directors, executive officers and their affiliates, if they voted their shares uniformly, would have the ability to control the approval of most corporate actions, including increasing the authorized capital stock of the Company and the dissolution, merger or sale of the Company's assets or business.

      The President and CEO of the Company donated his services to the Company during fiscal year 2004. The amount of donated services based upon actual time spent providing these services was immaterial.

TRUEYOU.COM INC.

                        NOTES TO THE FINANCIAL STATEMENTS

      RECLASSIFICATION

      Certain amounts in the 2002 financial statements have been reclassified to conform to the 2003 presentation.


2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      CASH AND CASH EQUIVALENTS

      The Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.


      COMPUTER EQUIPMENT


      The cost of computer equipment is depreciated over their estimated useful lives. Depreciation is computed using the straight-line method. For computer equipment the useful lives for computing depreciation is 5 years.

      Maintenance and repairs are charged to operations when incurred. Betterments and renewals are capitalized.

      REVENUE

      The Company expects to derive its revenue principally from selling advertising on its website and selling its programs to corporations and institutions to benefit their employees and members.

      Revenue is recognized in accordance with Software Revenue Recognition (SOP 97-2), as amended by SOP 98-9, which permit revenue recognition when (1) persuasive evidence of an arrangement exists, (2) delivery of the product has occurred and no significant company obligations with regard to services remain, (3) the fee is fixed or determinable, and (4) collectibility is probable.

      INCOME TAXES

      The Company uses the liability method of accounting for income taxes, as set forth in SFAS No. 109, "Accounting for Income Taxes." Under this method, deferred income taxes, when required, are provided on the basis of the difference between the financial reporting and income tax bases of assets and liabilities at the statutory rates enacted for future periods.

      USE OF ESTIMATES

      The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

TRUEYOU.COM INC.

                        NOTES TO THE FINANCIAL STATEMENTS

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


      SIGNIFICANT ESTIMATES

      Several areas require significant management estimates relating to uncertainties for which it is reasonably possible that there will be a material change in the near term. The more significant areas requiring the use of management estimates related to valuation of equipment, website development costs, website licensed content, accrued liabilities, stock options and the useful lives for amortization and depreciation.

      LOSS PER SHARE

      Basic loss per common share ("LPS") is calculated by dividing net loss by the weighted average number of common shares outstanding during the period. Diluted earnings per common share are calculated by adjusting the weighted average outstanding shares, assuming conversion of all potentially dilutive stock options.

      EQUITY BASED COMPENSATION

      The Company accounts for employee stock options in accordance with Accounting Principles Board Option No. 25 (APB), "Accounting for Stock Issued to Employees." Under APB No.25 the Company recognizes no compensation expense related to employee stock options, as no options are granted at a price below the market price on the day of grant.


      SFAS No. 123, "Accounting for Stock-Based Compensation," prescribes the recognition of compensation expense based on the fair value of options on the grant date. Companies are allowed to continue applying APB No. 25 if certain pro forma disclosures are made assuming hypothetical fair value method application.


      FAIR VALUE OF FINANCIAL INSTRUMENTS

      The carrying amounts reported in the balance sheet for cash and cash equivalents, accounts payable and accrued liabilities, due to related company and note payable - bank approximate fair value based on the short-term maturity of these instruments.

      IMPAIRMENT OF LONG-LIVED ASSETS


      Pursuant to SFAS No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets ("SFAS" 144") the Company reviews long-lived assets for impairment whenever circumstances and situations change such that there is an indication that the carrying amounts may not be recovered. At December 31, 2004 and 2003, the Company believes that there has been no impairment of its long-lived assets.

TRUEYOU.COM INC.

                        NOTES TO THE FINANCIAL STATEMENTS

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


      WEBSITE DEVELOPMENT COSTS

      The Company accounts for website development costs in accordance with the AICPA's Statement of Position ("SOP 98-1"), "Accounting for the Costs of Computer Software Development or Obtained for Internal Use," under which computer software costs that are incurred in the preliminary project stage should be expensed as incurred. Once the capitalization criteria of SOP 98-1 have been met, external direct costs of materials and services consumed in developing or obtaining internal-use computer software, payroll and payroll-related costs for employees who are directly associated with and who devote time to the internal-use computer software project (to the extent of the time spent directly on the project), and interest costs incurred when developing computer software for internal use are capitalized.


      Capitalized website development costs, which amount to $104,023, have been fully amortized as of December 31, 2004 and 2003.


      WEBSITE CONTENT

      Website content is recorded at cost and is being amortized over its estimated useful lives ranging from three to seven years.

3.    LOSS PER SHARE

      The numerator and denominator used in the basic and diluted LPS of common stock computations are presented in the following table:


                                                       Year Ended December 31,
                                                    ---------------------------
                                                        2004           2003
                                                    ------------   ------------
      NUMERATOR FOR BASIC LPS
          Net loss to common stockholders           $     37,819   $     71,297
                                                    ============   ============

      DENOMINATOR FOR BASIC LPS
          Weighted average shares of common stock
            Outstanding                               12,970,515      4,747,393
                                                    ============   ============

      LPS - Basic                                   $          *   $       (.02)
                                                    ============   ============

      *Amount is less than $.01

      Fully diluted loss per share has not been presented as the effect would be antidilutive.

TRUEYOU.COM INC.

                        NOTES TO THE FINANCIAL STATEMENTS


4.    COMPUTER EQUIPMENT

     Computer equipment, at cost, consists of the following:


                                          Year Ended December 31,
                                       ----------------------------
                                           2004             2003
                                       ------------    ------------

      Equipment                        $     31,031    $     31,031
      Less: accumulated depreciation        (30,513)        (24,307)
                                       ------------    ------------

      Equipment, net                   $        518    $      6,724
                                       ============    ============

      Depreciation expense was $6,206 for the years ended December 31, 2004 and 2003.


5.    WEBSITE

      Website content consists of the following at:


                                              December 31,
                                      ----------------------------
                                         2 0 0 4         2 0 0 3
                                      ------------    ------------

      Licensed content                $    354,000    $    354,000
      Reference library                      7,647           7,647
                                      ------------    ------------

                                           361,647         361,647

      Less accumulated amortization       (361,647)       (360,882)
                                      ------------    ------------

                 Total                $         --    $        765
                                      ============    ============

      Amortization expense was $765 and $1,529 for the years ended December 31, 2004 and 2003, respectively.


6.    STOCK OPTION PLAN


      In August 1999 and in May 2001, the Board of Directors adopted Stock Option and Stock Incentive Plans, respectively, authorizing the Compensation Committee of the Board of Directors to grant employees nonqualified and incentive options, stock appreciation rights, restricted stock, cash bonuses, and other types of awards at the discretion of the Compensation Committee. As of December 31, 2003 and 2002, there are 400,000 and 750,000 shares reserved for issuance under the plans, respectively with 10,000 options issued and outstanding under the Stock Option plan and 275,000 options issued, of which 210,000 are vested under the stock incentive plan. All options have expired and this Stock Option and Stock Incentive Plan has been terminated.

      The Company has adopted the disclosure provisions of Statement of Financial Accounting Standards No. 123 ("SFAS No. 123"), "Accounting for Stock Based Compensation." It applies APB Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations in accounting for its plans and does not recognize compensation expense for its stock-based compensation plans, which provide for granting of options with exercise prices equal to the fair market value of Common Stock at the date of grant. If the Company had elected to recognize compensation expense based upon the fair value at the grant date for awards under these plans consistent with the methodology prescribed by SFAS No. 123, the Company's pro forma net loss for each of the years presented would not be materially affected.

      The Company had granted in 2000, 80,000 options to its directors and officers under the Stock Option plan. All 80,000 options were exercisable at $3.00 per share of common stock under a 10 year stock option plan. All of these options have expired.

      The Company granted an additional 60,000 stock options to its Board of Advisors under a 10 year nonqualified stock option plan, and these options are exercisable at $3.00 per share. All of these options have expired.


7.    RELATED PARTY TRANSACTIONS


      The Company entered into an agreement on September 17, 1999 with a stockholder providing the Company with a perpetual license to use certain content in exchange for (i) 100,000 shares of the Company's common stock and (ii) 100,000 five-year common stock warrants with an exercise price of $1.50 per share. These warrants have since expired.


      In 2004, the Company borrowed $4,500 from the pension fund of one of the officers of the Company to finance current operations This loan was subsequently repaid.

8.    INCOME TAXES

      The Company accounts for income taxes in accordance with the provisions of SFAS No. 109, "Accounting for Income Taxes".


      As of December 31, 2004, the Company has approximately $3,200,000 of federal net operating loss carryforwards to offset the future taxable income through 2024.


      The Company has recorded a full valuation allowance against the deferred tax assets including the federal and state net operating loss carryforwards as management believes that it is more likely than not that substantially all of the deferred tax assets will not be realized.

9.    COMMITMENTS AND CONTINGENCIES

      Rent expense for the year ending December 31, 2004 and 2003 was -0-.


      The Company leased an office under an operating lease that expired on December 31, 2002 and has since been provided an office facility, free of

TRUEYOU.COM INC.

                        NOTES TO THE FINANCIAL STATEMENTS

      charge to the Company, by one of the officers of the Company. The value of the space provided based on the actual time used for company business in 2003 and 2004 was not material.

                                    PART III

ITEM 1.  INDEX TO EXHIBITS.

Exhibit
Number      Description


*2.1        Certificate of Incorporation [incorporated by reference to Exhibit
            2.1 to the registrant's initial filing of this Form 10-SB, filed on February 10, 2005]

*2.2 Certificate of Amendment to Certificate of Incorporation, dated April 7, 1999 [incorporated by reference to Exhibit 2.2 to the registrant's initial filing of this Form 10-SB, filed on February 10, 2005]

*2.3 Bylaws [incorporated by reference to Exhibit 2.4 to the registrant's initial filing of this Form 10-SB, filed on February 10, 2005]

*3.1 Certificate of Designation of Series A Preferred Stock, dated July 13, 2004 [incorporated by reference to Exhibit 2.3 to the registrant's initial filing of this Form 10-SB, filed on February 10, 2005]

*6.1 Agreement, dated June 16, 1999, between TrueYou.com, Inc. and Brian Tracy [incorporated by reference to Exhibit 10.1 to the registrant's initial filing of this Form 10-SB, filed on February 10, 2005]

*6.2 Agreement, dated September 17, 1999, between TrueYou.com, Inc. and Nightingale-Conant Corporation [incorporated by reference to Exhibit
            10.2 to the registrant's initial filing of this Form 10-SB, filed on February 10, 2005]

*12 Code of Ethics [incorporated by reference to Exhibit 14 to the registrant's initial filing of this Form 10-SB, filed on February 10, 2005]

*  Incorporated by reference as indicated.

                                   SIGNATURES

      In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     TRUEYOU.COM, INC.


                                                     By: /s/ Alan Gelband
                                                         -----------------------
                                                         Alan Gelband
                                                         President

April 8, 2005